RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, United Kingdom, 28 September 2007 – Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 69 320 034 (sixty nine million three hundred and twenty thousand and thirty four) issued ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7 704 (seven thousand seven hundred and four) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 69 312 330 (sixty nine million three hundred and twelve thousand three hundred and thirty).

The above figure can be used by shareholder (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 614 4438	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com